March 15, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted February 21, 2024
CIK No. 0001991879

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 7, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted February 21, 2024

Corporate History and Structure, page 37

1.	You include a bullet regarding a private placement of Convertible Notes indicated as occurring in 2023. If this transaction occurred in 2023, please advise why you have not provided complete information about it. Also advise if this transaction is reported in your financial statements for the period ended December 31, 2023, and if not why not.

Response: We have revised page 36 of the Amendment in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
For the year ended December 31, 2023, compared to the year ended December 31, 2022, page 38

2.	Your results of operations analysis duplicates, in narrative text form, dollar and percentage changes in accounts, most of which is already included in the tables. Please revise to provide a robust analysis of the significant drivers behind material changes in cost of revenue and gross margin. For example, you state premium digital advertising services have a higher profit margin without stating why. Please discuss the underlying reasons for material variances. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: We have revised pages 2 and 39 of the Amendment in response to the Staff’s comment.

Liquidity and Capital Resources
Cash Flows
Net Cash (Used in) Provided by Operating Activities, page 42

3.	Please discuss the operational reasons for the cash used in operating activities for the latest fiscal year presented and how you intend to meet your cash requirements and maintain operations under this condition. Refer to Release No. 33-8350 for guidance. Also discuss whether this condition is a known trend and provide related disclosure following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33- 8350.

Response: We have revised page 41 of the Amendment in response to the Staff’s comment.

Business
Certain Industry Definitions, page 48

4.	We note your response to prior comment 4 and added disclosure that, "YouTube views refer to the number of times a particular video has been viewed on the YouTube platform," as well as your statement that you derive certain performance metrics "from our database sourced from the YouTube Content Manager System." Because you disclose that your MCN also operates across other social media platforms, please comprehensively revise your performance metric disclosure so that it is clear when you are describing a metric or presenting a figure that is limited to YouTube rather than representative of your MCN's presence across all platforms. For example, you define "YouTube views" on page 50 but present the metric elsewhere as the broader "views," suggesting that it encompasses views on other platforms as well. Provide disclosure at the outset of this section that clearly distinguishes which metrics are derived from YouTube and used within the MCN vertical versus those that are used within the Premium Digital Advertising vertical.

Response: We have revised pages 1, 38, 48, 49, 50 and 66 of the Amendment in response to the Staff’s comment.

Multi-Channel Network, page 49

5.	Disclose the date(s) as of which the figures in this section, including the "90 billion [lifetime view count]," "1,000 channel partners and more than 10,000 influencers" and "25 Gold Buttons...and 93 Silver Buttons," were measured.

Response: We have revised page 49 of the Amendment in response to the Staff’s comment.

MCN Operations Across Platforms
Premium Digital Advertising (PDA)
Influencer Booking Management, page 57

6.	Please explain to us (i) your analysis of whether you act as a principle or agent in recognizing revenue for this service, (ii) the basis for the amount of revenue recognized and (iii) how your accounting treatment is disclosed in the revenue recognition note of your financial statements.

Response: We have revised pages 55 and F-15 of the Amendment in response to the Staff’s comment.

Board Diversity Matrix, page 75

7.	The board diversity matrix indicates it is for Society Pass. Please tell us why you are including information for Society Pass instead of Thoughtful Media Group.

Response: We have revised page 73 of the Amendment in response to the Staff’s comment.

Executive Compensation, page 76

8.	Please revise to provide all executive compensation information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2023. In this regard, we note that you have provided some information in this section as of December 31, 2023 but have not populated the summary compensation table. In providing this information, be responsive to comment 16 in our letter dated January 3, 2024.

Response: We have revised page 74 of the Amendment in response to the Staff’s comment.

Certain Relationships and Related-Party Transactions, page 80

9.	Please identify by name the related parties (i.e., the "two common directors of the Company within SP") that control the entities listed in this section. Additionally, provide outstanding amounts due to related parties as of the latest practicable date. Refer to Item 404(a)(1) and (5) and Item 404(d) of Regulation S-K.

Response: We have revised page 78 of the Amendment in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

10.	The audit opinion states the financial statements for the year ended December 31, 2023 are audited. However, you provide financial statements for the years ended December 31, 2023 and 2022. Please provide an independent auditor report stating both fiscal periods are audited. If fiscal 2022 is not audited, please advise why.

Response: We have revised page F-2 of the Amendment in response to the Staff’s comment.

Notes to Carve-out Combined and Consolidated Financial Statements
Note 1 - Business Overview and Basis of Presentation
Reorganization, page F-7

11.	Here you state your ultimate holding company is Society Pass Incorporated. Earlier in the filing you state Raynauld Liang and Maroon Capital Limited together will control you. Please provide an organizational chart to clarify your organization structure before and after the offering, and how Society Pass Incorporated is your ultimate holding company.

Response: We have revised page 36  of the Amendment in response to the Staff’s comment.

Note 3 – Summary of Significant Accounting Policies
Revenue Recognition, page F-11

12.	We note your response to prior comment 7 and reissue the comment as you did not discuss the accounting for your revenue streams. Please disclose whether upfront services fees are deferred when received and if so, how upfront and retainer fees are recognized into revenue. For revenue streams not associated with control of videos, e.g., influencer booking management fees, disclose whether you recognize revenue net as an agent or gross as a principal and the basis for your accounting treatment.

Response: We have revised page F-13 of the Amendment in response to the Staff’s comment.

General

13.	We note that you have deleted disclosure regarding your planned spin-off from Society Pass Incorporated, however you continue to include disclosure suggesting that the spin-off will occur. For example, on pages 6 and 26 you still discuss "separating from Society Pass" and how "los[ing] financial support from Society" may impact you as an "independent" company. Please tell us whether you still intend to separate from Society Pass, and, if so, provide the disclosure and analysis requested in comment 28 in our letter dated November 13, 2023 and comment 19 in our letter dated January 2, 2024 in a future amendment. If not, please revise to reflect any changes to your ownership structure prior to the offering, as we note that currently Society Pass owns 100% of your shares.

Response: We would like to clarify that Society Pass has elected not to proceed with a spin-off of the Company. Instead, the Company is planning to authorize and issue additional shares of Common Stock, both in connection with this offering and also in connection with its planned issuance of Convertible Notes. We have revised page 36  of the Amendment in response to the Staff’s comment, and we will revise and update page 36 and other relevant sections of the registration statement in a future filing once the specifics of the aforementioned share authorizations and issuances have been finalized.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kriangkrai Chaimongkol

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